Exhibit 2

The Company communicates that the materials pertaining to the Meeting and the information contained therein were provided by shareholder Société Mondiale Fundo de Investimento em Ações, through its manager Bridge Administradora de Recursos Ltda., and that, under CVM Instruction No. 481/09, such shareholder is responsible to the CVM for the information provided to the Company. The Company highlights that it is not responsible for the veracity, completeness or consistency of such information, nor does it confirm the terms of the call of the Meeting.

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

Annex II

SHAREHOLDER’S PROPOSAL

to be submitted for approval by the extraordinary general shareholders’ meeting to be held on September 8th, 2016, at 4:00 PM

Dear Shareholders:

1. SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM ACÕES registered under corporate taxpayers’ registry (CNPJ/MF) No. 20.588.268/0001-01, herein represented by its manager Bridge Administradora de Recursos Ltda., registered under corporate taxpayers’ registry (CNPJ/MF) No. 11.010.779/0001-42, (“Shareholder”), in its capacity as holder, as of August 8th, 2016, of 46,770,800 common shares and 4,264,624 preferred shares issued by Oi S.A. (“Oi S.A” or “Company”), representing 6.18% of the Company’s total capital stock, which comprises 7.00% of common shares and 2.70% of preferred shares, submits to the other Shareholders its proposal regarding the matter contained in the Agenda of the Extraordinary General Shareholders’ Meeting to be held on September 8th, 2016, at 4:00 PM, at the Company’s headquarters, as established in the Call Notice published on this date (“General Meeting”):

2. Such general meeting has the primary goal of allowing the Company to be compensated for the damages suffered at the time of subscription by Portugal Telecom SGPS S.A. (currently, Pharol SGPS S.A. — “Pharol”) of the shares issued within the scope of the Public Offering closed on May 6th, 2014 (“Public Offering”). For this compensation to be possible, some measures should be adopted by the Company.

3. First, annulment of the general shareholders’ meeting held on March 26, 2015, during which the shareholders, misled by the management of Oi and with incomplete information, approved the execution of the Exchange Agreement and Call Option Agreement, both entered into between Oi S.A., Portugal Telecom SGPS S.A. and other parties (the “Agreements”), preventing correct, appropriate and full compensation for the damage caused to the Company by virtue of payment of the capital stock of the Company by Pharol with various unsubstantiated assets, including the debt securities issued by Rio Forte Investments S.A. (“Rio Forte”), a company belonging to the families that control Banco Espírito Santo, which was declared bankrupt some months after contribution of the assets, for the amount of approximately R$3.2 billion.

4. Second, holding Banco Santander (Brasil) S.A. (“Santander”) liable for the preparation of a valuation report inconsistent with the economic reality of the assets contributed by Pharol to the capital stock of the Company, allowing Pharol to subscribe a quite relevant quantity of shares of Oi, without the corresponding financial consideration. The report was decisive for consummation of the damage for which compensation is now sought.

5. Third, holding liable those managers who (i) proposed to shareholders the hiring of Santander and approval of the valuation report prepared by it;2 (ii) approved and/or caused the approval of the corporate acts required for subscription of the capital increase by Pharol, even in view of notorious indicative evidence of the unsubstantiated nature and/or overvaluation of the assets contributed to the capital stock of the Company; (iii) approved or caused the approval of the corporate acts required for perpetuation of the damage caused, such as execution of the Agreements; and (iv) failed to take measures in the best interest of the Company, refraining from seeking compensation for the damage caused and refraining from seeking undoing by the appropriate means of the acts that caused damage.

6. The Shareholder understands that the approval of such measures is fundamental for the economic life of the Company for two reasons. The first, and perhaps most relevant, is that such measures, if successful—as is expected—will bring a significant injection of cash for the Company that it, in turn, will be able to use for amortization and/or restructuring of its debt.

7. The second, with highly important intangible potential, is to show in a concrete manner to the market in general—creditors, regulatory bodies, investors, etc. —that there is another level of governance at the Company, that acts against its assets will not be tolerated anymore, and that all those who try in some way to take advantage of the Company for their private benefit will be prosecuted and held liable by law.

[2]	According to the minutes of the meeting of the board of directors of the Company on February 19, 2014: “The Directors examined and discussed the valuation report and asked the attending representatives of Banco Santander (Brasil) S.A. whether they, in their capacity as specialists in the matter, had considered the legal standards relevant to the issue in the preparation of the Valuation Report, including the Brazilian Corporation Law and the standards issued by the Brazilian Securities and Exchange Commission, in addition to good practice in valuation procedures of this kind. The representatives of the appraiser stated that they had complied with all applicable precepts and that the Valuation Report complied with the applicable standards. Therefore, the Directors resolved by majority vote, having recorded the dissenting vote of Director Antônio Cardoso dos Santos, for the same reasons already declared in his reasons for vote during the meeting of the Board of Directors on December 18, 2013, to submit to approval by the shareholders of the Company: (i) ratification of the appointment and hiring of Banco Santander (Brasil) S.A. for purposes of preparation of the Valuation Report on the economic value of the PT Assets, based on Article 8 of the Brazilian Corporation Law; (ii) the Valuation Report on the PT Assets; and (iii) the proposal of value of the PT Assets, for purposes of contribution for payment of shares to be issued by Oi, at the amount of €1,750,000,000.00 (One billion seven hundred fifty million Euros).”

8. For these reasons, and also for the reasons detailed hereinafter, the Shareholder proposes that the shareholders (i) annul the extraordinary general shareholders’ meeting of Oi held on March 26, 2015; (ii) approve the filing of lawsuit to hold the following parties liable: Pharol, the main shareholders of Pharol that participated in acts that caused losses to Oi, and Bratel; (iii) approve the filing of the lawsuit to hold Santander liable; (iv) approve the filing of lawsuit to hold the managers and former managers indicated in item “iv” of the agenda liable, without prejudice to other liable persons that may possibly be identified; and (v) authorize management to perform all acts required for implementation of the will of the shareholders regarding items “i” to “iv” of the agenda, including hiring a top-tier independent auditor and other service providers in order to quantify precisely the damage suffered by the Company, as well as to identify other persons (managers, former managers and service providers in general) that may be liable for the fraud committed against the Company.

9. The Shareholder emphasizes that the command of the Decision of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), contained in Official Letter No. 84/2015/CVM/SEP/GEA-2, dated March 26, 2015, banning the voting right of Pharol and authorizing the right of holders of preferred shares to vote concerning the Agreements, should be applied to the resolution of item “i” of the Agenda. As such, if now the resolution on the annulment of that meeting is being proposed, the same treatment should be provided to such actors, that is to say, impeachment to the right of vote of Pharol (Bratel) and authorization for the holders of preferred shares to exercise voting rights.

* * *

a. Fraud in the payment of capital by Pharol within the scope of the Public Offering.

10. As discussed above, the illicit acts committed by Pharol during the Public Offering are divided into two acts. The first consists of the fact that a portion of the assets contributed to the capital stock of the Company by Pharol, the securities of Rio Forte, was unsubstantiated. That is to say, it did not have actual value in view of the imminent and concrete situation of Rio Forte’s insolvency.

11. The unsubstantiated nature of such assets was (or at least should have been) well-known to Pharol and to its managers (and partly to the managers of Oi) at the time of valuation of its properties to be assigned to the capital stock of the Company and at the time of the effective payment of the increase.

12. The second illicit action is, as known presently, in the evident overvaluation of the remainder of the assets used by Pharol to subscribe the capital increase of Oi. The overvaluation, reviewed and adjusted in the quarterly statements concerning the second semester of 2014, demonstrates that Pharol subscribed shares with the issuing price of R$5.7 billion for a negative round of approximately R$8 billion, according to a calculation explained below and that shall be certified by a top-tier independent auditing company. 13. That is, Pharol subscribed shares that would grant to it (as it granted until the limitation on voting rights was introduced in the Bylaws of the Company) control over Oi without paying a penny in turn. To the contrary, Pharol transferred almost R$10 billion in debts to the Company. These are debts that, nowadays, have to be settled within the scope of the judicial reorganization.

14. Hereinafter, we will discuss in detail each one of these illicit actions.

i. First act: unsubstantiated nature of the Rio Forte securities.

15. As already mentioned, in the Public Offering, closed on May 6, 2014, Pharol subscribed approximately 1,050,000,000 common shares and 1,700,000,000 preferred shares of Oi, at the “price” of R$5.7 billion.33 Payment of the total amount of such shares occurred by means of a transfer of assets and, in particular, liabilities (for their balance) held by Pharol to the capital stock of Oi. These assets, as mentioned above, were subject to a valuation report prepared by Santander.4

16. According to the valuation report by Santander, the assets, at that time, had a value of approximately R$27,991,000,000.00, while the liabilities, already net of the amount of cash that would enter Oi, added up to approximately R$22,421,000,000.00.5 Considering other book adjustments, a supposedly positive difference of R$5.7 billion was obtained, and this was the price assigned to the shares subscribed by Pharol in the capital increase.6

17. So it happens, less than two months after completion of the Public Offering, on July 2, 2014, Oi disclosed a material fact informing its shareholders and the market in general that it had become aware, by means of a release disclosed by Pharol, that a portion of the assets, in the total amount of €897 million, equivalent to R$3 billion at the time, was composed of financial investments performed in securities issued by Rio Forte.

18. Rio Forte was a company situated in a tax haven (Luxembourg), belonging to the Portuguese Espírito Santo group which, already at the time of Public Offering, was on the verge of facing a very serious insolvency proceeding. Right after the Public Offering, Rio Forte defaulted on the

[3]	According to Material Fact disclosed by Oi on April 29, 2014.
[4]	According to Valuation Report available at the site of Oi, of February 21, 2014, available at the company’s site.
[5]	According to Valuation Report prepared by Santander (page 7), the assets added up to €8.579 billion and the liabilities added up to €6.872 billion. The amounts were converted into reais with basis on the conversion rate used in the Report itself, of 3.2628. Santander’s Valuation Report concluded that the assets of Pharol had a value between R$5.3 billion and R$5.9 billion, using the discounted cash flow methodology.
[6]

During the Extraordinary general meeting of Oi S.A held on March 27, 2014, under the terms of the proposal of the Company’s management, the value of €1,750,000,000.00 for the assets of Pharol was approved —an amount that was within the range of amounts indicated in the Valuation Report prepared by Santander.

securities and, some months later, its bankruptcy was declared by a judicial authority of Luxembourg (bankruptcy case No. 2014/679 - Number RCSL: B 134 741 ).7 According to the facts known presently, Pharol was fully aware of Rio Forte’s serious situation and, nevertheless, decided to make the investment and contribute it as an “asset” to the capital of Oi.

19. Solely as a result of the Rio Forte securities, which were not disclosed to the Oi shareholders who subscribed the capital increase, the assets of Pharol used to pay for the Oi shares, initially valued at R$5.7 billion, suffered, less than two months after closing the Public Offering, an undisputed reduction of 53% (fifty-three percent) in their value, corresponding to approximately R$3 billion,8 considering only the face value of securities.

20. In that same Material Fact dated July 2, 2014, Oi’s management informed its shareholders and the market that it did not know that the Rio Forte securities were among the properties assigned to the capital stock of the Company by Pharol.

21. The allegation is hard to believe. The capital stock of Rio Forte was 100% held by the ill-reputed Espírito Santo Group, which, in turn, participated in the control of Pharol.

22. Furthermore, on the date of assignment of the assets to the capital stock, Oi and Pharol had precisely the same Chief Executive Officer, Mr. Zeinal Bava and another member of the Board of Directors of Oi, Mr. Shakhaf Wine, was Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom Brasil S.A., in addition to occupying the highest management positions in several other companies of the Portugal Telecom Group.

23. As was evidenced by recently disclosed facts, all those involved in the transaction regarding the Oi capital increase, by means of an assignment of the assets of Pharol, knew or should have known that the Rio Forte securities were an integral part of these assets.

24. The only people who did not have access to this information, being induced into error by Pharol and by Santander, were the shareholders of Oi. It must be noted that the investment of Pharol in “rotten” securities of Rio Forte was not mentioned in the financial statements disclosed by Pharol, neither in the valuation report prepared by Santander, nor in the prospectus of the Public Offering.

25. In view of the embezzlement of its capital stock in the acknowledged amount of R$3 billion, Oi, at the time co-controlled by Pharol, decided, to the detriment of adopting potential litigation and to the detriment of a minimum analysis of the value of the other assets brought to it by Pharol—to execute a swap agreement, by means of which Pharol would deliver to two wholly-owned subsidiaries of Oi (deriving from the payment of the capital increase, that is, PT Portugal SGPS S.A. and Portugal Telecom International Finance BV) approximately 474 million OIBR3 shares and 949 million OIBR4 shares and, as compensation, Oi would deliver to Pharol the “rotten” Rio Forte securities. In parallel, these same subsidiaries granted to Pharol an absurd purchasing option on the swapped shares.

[7]	According to the PriceWaterhouseCoopers Report, made available by the Company via a Notice to the Market dated January 9, 2015.
[8]	Amount to be verified and settled in the lawsuit that the Shareholder proposes to file against Pharol.

26. Such Option Agreement has a term of six years with annual maturity dates. On the first maturity date, as the market price was far below the price set forth in the agreement, Pharol did not exercise the option and thus, Oi did not receive a single real as compensation for the shares launched in the Public Offering and that were returned to it by Pharol, remaining without any use and/or value in its treasury. That is to say, the agreements do not fulfill the desirable purpose of compensating Oi for the fraud led—and avowed—by Pharol.

27. In spite of the terms and conditions of the Swap Agreement and Option Agreement having been approved by the shareholders during the extraordinary general meeting of Oi held on March 26, 2015, events that occurred after this General Shareholders’ Meeting prove the fact that the shareholders did not have the information needed to decide in a conscientious and duly informed manner.

ii. Second act: overvaluation of the assets of Pharol.

28. Besides the embezzlement resulting from the unsubstantiated Rio Forte securities, the portion of the assets related to the telecommunications operation developed by Oi in Portugal, that comprised the assets, was disposed of in favor of Altice S.A. (“Altice”) on December 9, 2015.

29. In that disposition, Oi recorded again a huge loss, in the amount of approximately R$4 billion, as recorded in its financial statements and in the other documents submitted to the Brazilian and American securities markets. Because of this acknowledged loss, Oi requested that the National Telecommunications Agency – ANATEL authorize it to reduce its capital stock in the amount corresponding to the loss.9

30. Another item comprising the contributed items was a of 75% (seventy-five percent) stake in the capital stock of Affricate GmbH & Co. KG, a holding company with significant holdings in telecommunications companies in Africa, including a 25% (twenty-five percent) stake in the capital stock of Unitel S.A., a telecommunications company in Angola.10

31. As only became known after the conclusion of the Public Offering—this information was not contained in the capital increase Prospectus, nor in the valuation report of Banco Santander—the holding in Africatel and Unitel assigned to the capital stock of Oi is tied up with serious litigation with other shareholders, which may reduce drastically the value of these assets for the Company.11

[9]	As contained in Analysis No. 125/2015-GCRZ, Rapporteur Rodrigo Zerbone, dated July 7, 2015, available at:

http://www.anatel.qov.br/Portal/verificaDocumentos/documento.asp?numeroPublicacao=332142&assuntoPublicacao=An%E1lise%20n%BA%20125/2015%20-%20RZ&caminhoRel=null&filtro=1&documentoPath=332142.pdf.

[10]	According to Reference Form of Oi, available at the Company’s website.
[11]	It should not even be said that the agreement recently disclosed to the market, by means of Notice to the Market dated June 16, 2016, resolves the litigation that destroys the value of these holdings. The agreement that, so it seems, was unfavorable to the Company, solved just one litigation, but all others are still ongoing.

32. Briefly, Unitel’s concession agreement expired in 2012 and was not extended. Moreover, PT Ventures (wholly-owned subsidiary of Africatel) has not received any dividend distribution from Unitel since 2012. In 2014, the voting rights of PT Ventures in Unitel’s general shareholders’ meetings were suspended, and it did not succeed in electing even one of the managers to which it would be entitled.12

33. Additionally, an arbitration proceeding is under way that might require Oi to sell its stake in Unitel for an amount materially lower than the one recorded in its balance sheets when the capital increase was paid.

34. The last reference form submitted by Oi contains as follows:

“If a final decision is rendered by the arbitration court in favor of the other shareholders of Unitel, PT Ventures may be required to sell its stake in Unitel at a price materially lower than the amount that the Company recorded in its Financial Statements concerning the indirect investment in Unitel. The sale of PT Ventures’ stake in Unitel, under these circumstances, may have a material adverse effect on the financial situation and the results of the Company.”

[12]	Ibid, Reference Form of 2015, available on the Company’s website.

35. As mentioned, Unitel’s license to provide telecommunications services in Angola expired in 2012, and we cannot assure you that it will be renewed. In this sense, Oi’s Reference Form for 2015 states the following:

“The concession for Unitel to provide mobile telecommunication services in Angola expired in April 2012. The Company cannot provide any guarantee about the terms under which the Communications Institute of Angola will grant a renewal of this concession. If this renewal of the concession is not obtained, there may be a material adverse effect on Unitel’s ability to continue providing mobile telecommunications services in Angola, which could have a material adverse effect on the financial situation and the results of Unitel and on the value of the Company’s investment in this undertaking”.

36. In other words, only after conclusion of the capital increase was it verified that a great part of the assets brought by Pharol did not have any value at all and the other portion had a much lower value than was the appraised value.

37. In addition, that in the valuation of the price paid for Pharol’s assets, in the interim financial statements for the second quarter of 2014,13 it was verified that the mere valuation of the price that was paid, adjusted to the fair value on May 5, 2014, would be negative by approximately R$2.8 billion. That is to say, even before the events that occurred after the capital increase, putting in check the real value of the assets contributed by Pharol, their fair value was estimated as approximately negative R$2.8 billion and not positive R$5.7 billion, as mentioned in the valuation report.

38. Considering that these assets of Pharol were used to pay for a R$5.7 billion issuance, it appears that the goodwill calculated on May 5, 2014 for the value of the assets was nothing less than, approximately R$10,500,000,000.00 (ten billion, five hundred million reais):14

Below, we submit the total purchasing price, as well as the determination of premium in the acquisition of assets and liabilities of PT Portugal:

In millions of reais
Capital instruments	5,710
Fair value of the stake held previously by the Company in Portugal Telecom	571
Holding of non-controlling shareholders	1,478
Less: Fair value of the acquired assets and liabilities	(2,816)
Goodwill verified on May 5, 2014	10,575

[13]	Available on Oi’s website: file:///C:/Users/rcp/Downloads/Oi ITR 2T14 port.pdf.
[14]	Page 66 of the interim financial statements for the second quarter of 2014: file:///C:/Users/rcp/Downloads/Oi ITR 2T14_port.pd

39. On the other side, the liabilities transferred in the capitalization are concrete and increased exponentially Oi’s indebtedness in the very short term. According to financial information of Oi, on March 31 2014, its gross debt was of approximately R$36 billion. On September 30, 2014, that is to say, only six months later, the debt reached approximately R$60 billion15:

40. Therefore, to the extent that the assets brought by Pharol contemplated a supposed difference between assets and liabilities, and to the extent to which the assets, because of fraud, were unsubstantiated and/or overvalued, the capital contribution actually represented the assumption by Oi of at least R$8 billion in liabilities of Pharol.

41. In consideration for the assumption of such R$8 billion in liabilities, Oi delivered to Pharol approximately 32% of its capital stock, in the form of approximately 1,045,000,000 common shares and 1,720,000,000 preferred shares issued by Oi.

42. Considering the stake that Pharol already had in Oi before Pharol’s capital contribution its total stake, right after the capital increase, would be of approximately 40% (forty percent) of Oi’s total capital stock.16

43. It should be emphasized that this billion-dollar indebtedness is still merged into the assets of Oi, which was required to disclose to the market its very serious financial situation and submit a request for judicial reorganization.

44. Oi and its shareholders cannot accept that the consequences of the illicit actions practiced by Pharol, by means of actions committed or omitted by its managers, perpetuate themselves in Oi’s assets. Compensation for this damage should be sought in a pressing and rigorous manner, against of all those liable for it.

ii. New facts emerge: opening of investigation by the CVM, testimonies before the Parliamentary Inquiry Commission at the Portuguese parliament and adverse decision against Mr. Ricardo Salgado.

[15]	Source: Financial Statements of Oi. In 2014, the line item “Liabilities held for Sale” concerning the operations in Portugal being negotiated with Altice is added as well. In its initial request for Judicial Reorganization, distributed on June 20, 2016, Oi S.A. informed that is currently had liabilities in the amount of R$65,382,611,780.34.
[16]	Statement of Accounts of Portugal Telecom concerning the first semester of 2014, page 3.

45. In addition to the above mentioned facts, certain new facts prove that Pharol acted intentionally to defraud the shareholders’ equity of Oi. Without prejudice to other malicious acts, including those that presently are the subject of ongoing police investigations and criminal lawsuits in Brazil and Portugal, it is possible to list the following facts:

(i) Opening of administrative investigations No. 19957.004415/2016- 57 and No. 19957.004416/2016-00, respectively, in order to verify (i) “eventual breach of fiduciary duties related to corporate restructuring of the Company, disclosed by a Material Fact dated October 2, 2013, and its amendments” and (ii) “possible irregularities related to the Global Public Offering of Oi S.A. submitted to the CVM on February 19, 2014, with special attention to the valuation of assets”;

(ii) Adverse judgment by the Portuguese Central Bank, in June of 201617 against Ricardo Salgado, former Chief Executive Officer of Banco Espírito Santo, shareholder of Pharol at the time of payment of the capital increase, for the highest fine permitted at the time of the illicit actions, of €4,000,000.00 (four million euros), as well as prohibition from performing any financial activity during ten years. The sanction, among other irregularities, identified that Salgado, believed to be the mastermind behind the crimes, demanded the fraudulent transfers of liabilities to other entities, causing damage to third parties, while sending more than €2 billion (two billion euros) to the personal accounts of his wife and daughters. According to a Press Release from the Public Prosecution Service of the Republic of Portugal, dated July 25, 2015, Salgado also was accused by the Public Prosecution Service of “facts susceptible of integrating crimes of qualified embezzlement, document forgery, computer fraud, money laundering, qualified tax fraud and corruption in the private sector”;

(iii) Testimony given by Ricardo Salgado before the Central Criminal Instruction Court,18 in light of the fact that that he ordered two transfers of €18.5 million to Zeinal Bava, who was the Chief Executive Officer at Oi and Pharol, performed in 2010 and 2011 from an account of Espírito Santo (ES) Enterprises—a company without activity and without revenues, classified by Portuguese authorities as the “slush fund” of the Espírito Santo Group, intended, according to the testimony, to “entice” Zeinal Bava;

(iv) Information in the press concerning the Operation Lava-Jato letter rogatory was sent to Portugal and that the General Public Prosecution Office of Portugal opened a formal investigation in order to examine the deal between Oi and Pharol, analyzing the payment of bribes that may reach €200 million. According to this public information, “the deal performed at that time by Portugal Telecom was one of the largest ever in Portugal, and it involved powerful personalities of

[17]	https://www.publico.pt/economia/noticia/banco-de-portuqal-multa-ricardo-salqado-em-quatro- milhoes-de-euros-1734049
[18]	http://observador.pt/2016/06/07/saco-azul-do-qes-ricardo-salqado-ordenou-transferencias-de- 185-milhoes-para-zeinal-bava/

both countries: Ricardo Salgado (meanwhile being heard in the BES and ‘Monte Branco’ cases) and Nuno Vasconcellos and Rafael Mora (of the ‘Ongoing’ case, which collapsed) from the side of the shareholders of PT; managers Zeinal Bava and Henrique Granadeiro (both sued by Pharol, successor of PT); José Maria Ricciardi (who in an interview of this edition distances himself from any suspicions and admits that the Lava-Jato may have consequences in Portugal) for the financial advisor BESI; in addition to José Sócrates himself (investigated in the ‘Marquis Operation’)” ;19

(v) Journalistic news20 reporting on the work of the Parliamentary Inquiry Commission in the Banco Espírito Santo Inquiry, opened by the Portuguese Parliament, in which some witnesses stated that Zeinal Bava met Amilcar Moraes Pires, the main financial executive officer of Banco do Espírito Santo several times. Still, according to the data of the Parliamentary Inquiry Commission, Amilcar Moraes Pires participated in meetings that determined the investments of Pharol in Rio Forte and shared information with Zeinal Bava, since both were members of the follow-up committee for the merger between Oi and Pharol;

(vi) Information that Ricardo Salgado disclosed to the Public Prosecution Office of Portugal that he paid approximately €8 million to Zeinal Bava as a “management bonus” after the conclusion of the capital contribution to the capital stock of Oi with unsubstantiated assets of Pharol.21

46. The facts that were disclosed shed light (and continue to shed light) on the absolute absence of information to the Oi shareholders who, in the past, blindly approved—due to of the withholding of information by Pharol— the contribution to the capital increase based on the valuation report of Pharol’s assets, as well as the damaging and nonsensical Agreements.

47. Even after verifying an avowed fraud in the valuation report of Pharol’s assets for a total amount of R$3 billion, Oi’s management, even in face of the absolute lack of credibility of the report, failed to take obvious measures in order to verify the actual value of all other assets comprising the assets of the capital contribution.

48. In other words, upon verifying that a valuation report that assigned to assets and liabilities a positive difference of R$5.7 billion that included admittedly defrauded assets amounting to R$3 billion, the Company’s management was obligated, by the duties imposed on it by law, to (i) obtain a new valuation report of all assets, submitting the new report to the General Shareholders’ Meeting; (ii) provide for an audit of the contributed assets in order to identify the depth and extent of damages to Oi; and (iii) seek compensation from the responsible parties for such damages and/or seek the annulment of the illicit acts that gave rise to such damages.

[19]	http://expresso.sapo.pt/sociedade/2016-04-Q3-Justica-investiqa-compra-da-Oi-pela-PT.
[20]	http://economico.sapo.pt/noticias/granadeiro-zeinal-e-salqado-sabiam-dos-investimentos-da- pt-no-qes 216173.html.
[21]	http://zap.aeiou.pt/salqado-revela-que-zeinal-bava-recebeu-8-milhoes-saco-azul-panama-111197.

49. This, by the way, was the understanding issued by the CVM Superintendence of Corporate Relations, which stated in an opinion that “there would be a series of evidence, in its opinion, that the Agreement would have been structured to benefit PT SGPS [Pharol]”, since it would exempt “PT SGPS [Pharol] from its liabilities stemming from the capital contribution of assets with latent defects, as provided by Article 10 of Law No. 6,404, of 1976” and, inexplicitly, “would maintain the integrity of the valuation report of the assets paid into Oi’.”

50. Still, according to the SEP, “the valuation report of the assets contributed to the Company’s capital could be questioned due to the fact that the features of one of the assets (potentially, one of the most expressive and liquid) were valued incorrectly.” This difference in valuation “could be higher than the face value of the titles when analyzed separately and, a mere reversal of the transaction concerning the securities could be an insufficient measure” to compensate for the damage to Oi.

51. Let’s add to this the facts that certainly will arise from all the investigations, proceedings and lawsuits filed in order to verify the fraud committed by Pharol through the capital contribution that, in a matter of months, caused Oi to acquire billions in liabilities and lose market value. It is undisputed that, since the capital contribution, the market value of the Oi shares dropped more than 90%, while its debt increased substantially:22

52. Based on all facts set forth above, the shareholders are entitled to deliberate on the potential liability of those who, by actions or omission, caused the perpetrated fraud and the astronomic loss to the Company.

[22]	Source: Bloomberg.

iii. Compensation indispensable for success of the judicial reorganization.

53. It is undeniable that Oi’s fragile financial situation derives from the acts practiced by Pharol and its managers. The public facts set forth above do not allow another interpretation. It was Pharol that led Oi to the debt levels in which it finds itself, and consequently, to its judicial reorganization.

54. A Judicial reorganization of Oi without reimbursement of the amounts subtracted by Pharol would be unfair towards creditors, shareholders, regulators and other actors of the telecommunications market, in addition to being inexplicable from the point of view of the duties of the managers who should lead the company to solvency.

55. It is indispensable, therefore, that Oi immediately seek compensation for the notorious and huge losses perpetrated by Pharol. Oi’s inaction sets the framework for a financial decline with a Kafkaesque picture of tranquility, while the Company, its shareholders and creditors suffer in the Herculean task of uplifting the Company.

56. Oi needs the judicial reorganization, and judicial reorganization requires compensation for the damages caused by the fraudulent capital contribution performed by Pharol. One cannot exist without the other.

* * *

SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES

Herein represented by its manager

Bridge Administradora de Recursos Ltda.